United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-30999

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              CYPRESS CAPITAL, INC.
                              ---------------------
                                (Name of Issuer)


                                     Common
                                     ------
                         (Title of Class of Securities)


                                      None
                                      ----
                                 (Cusip Number)


 Bernard F. Pracko, II, 234 Columbine,# 300-B, Denver, CO 80206, (303)829-7685
 -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 20, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         a)    Bernard F. Pracko, II

2.       Check the Appropriate Box if A Member of a Group*

                  a /  /
                  b /  /

3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         USA

7.       Sole Voting Power


a)       15,000,000

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         15,000,000

10.      Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         15,000,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /
13.      Percent of Class Represented by Amount in Row (11)

         80.32% (Bernard F. Pracko, II)

14.      Type of Reporting Person

         a) IN

Item 1.  Security & Issuer

         This statement relates to common shares of Cypress Capital, Inc., 234 Columbine, # 300-B, Denver, CO 80206.

Item 2.

I.       a.       Bernard F. Pracko, II

         b.       234 Columbine, # 300-B, Denver, CO 80206

         c. President - Fayber Associates, Inc., 234 Columbine, # 300-B, Denver, CO 80206; President - Fayber Capital, Inc., 234 Colum-bine, # 300-B, Denver, CO 80206; Fayber Group, Inc., 234 Colum -bine, #300-B, Denver, CO 80206.

         d.       The  reporting person  has not during the last five years been
                  convicted  in   a  criminal   proceeding  (excluding   traffic
                  violations).

         e. The reporting person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

Item 3.  Source and Amount of the Funds

         Not applicable

Item 4.  Purpose of the Transaction

         Not Applicable - This is an initial filing after Form 10SB becomes effective.

Item 5.  Interest in Securities of the Issuer

         a. 15,000,000 common shares (80.32%) of Cypress Capital, Inc. are owned beneficially and of record by Bernard F. Pracko, II.

         b. Bernard F. Pracko, II has sole power to vote and dispose of 15,000,000 shares of common stock. Bernard F. Pracko, II is the past President of Cypress Capital, Inc.

         c. Bernard F. Pracko, II had no transactions in issuer's shares in the 60 days prior to date hereof.

         d.       Not Applicable

         e.       Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

         Not Applicable

Item 7.  Exhibits

         None

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 29, 2000            /s/ Bernard F. Pracko, II
                                    -------------------------
                                    Bernard F. Pracko, II